1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2005
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date December 8, 2005	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ANNOUNCEMENT

JOINT VENTURE AGREEMENT
IN RESPECT OF
SHANXI HUASHENG ALUMINIUM CO., LTD.**

On 6 December 2005, the Company entered into the Joint Venture Agreement with Shanxi Guanlu for the establishment of Shanxi Huasheng Aluminium Company Limited** (referred to as the "Joint Venture Company" in this announcement), a limited liability company to be incorporated in the PRC, for the production and sale of primary aluminum. Shanxi Guanlu will contribute the assets and liabilities of an existing aluminum facilities into the Joint Venture Company by way of capital contribution. The Company will contribute to the capital of the Joint Venture Company by way of cash. The major particulars of the Joint Venture Company are as follows:

1.    Total investment: approximately RMB2,379.4 million (equivalent to approximately HK$2,278.9 million);

2.    Total registered capital: RMB1,000 million (equivalent to approximately HK$957.8 million);

3.    Contributions to the total equity: 51% or RMB510 million (equivalent to approximately HK$488.4 million) by the
       Company in cash and 49% or RMB490 million (equivalent to approximately HK$469.3 million) by Shanxi Guanlu by injection of assets of an existing smelting facilities with a net asset value (after deduction of liabilities) of approximately
       RMB490 million (out of the total assets injected valued at approximately RMB1,869 million (equivalent to approximately HK$1,790.1 million)); and

4.    Annual production capacities: approximately 220,000 tonnes of primary aluminum.

This announcement is published in accordance with Rule 13.09 of the Listing Rules.

BACKGROUND INFORMATION

On 6 December 2005, the Company entered into the Joint Venture Agreement with Shanxi Guanlu for the establishment of Shanxi Huasheng Aluminium Company Limited** (referred to as the "Joint Venture Company" in this announcement), a limited liability company to be incorporated in the PRC, for the production and sale of primary aluminum. Shanxi Guanlu will contribute the assets and liabilities of an existing aluminum facilities into the Joint Venture Company by way of capital contribution. The Company will contribute to the capital of the Joint Venture Company by way of cash. The Joint Venture Company has projected annual production capacities of 220,000 tonnes of primary aluminum. The Joint Venture Parties will need to obtain a business licence for the establishment of the Joint Venture Company.

MAJOR TERMS OF THE JOINT VENTURE AGREEMENT

A summary of the principal terms of the Joint Venture Agreement is as follows:

1.	Date 6 December 2005
2.	Parties
(1) (2)

The Company

Shanxi Guanlu, a joint stock company incorporated in the PRC with limited liability whose A shares are listed on the Shenzhen Stock Exchange. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Shanxi Guanlu and the ultimate beneficial owner of Shanxi Guanlu are third parties independent of the Group and connected persons of the Group as defined in the Listing Rules

3.

Total Investment, Total Equity and Equity Contributions

Total investment: approximately RMB2,379.4 million (equivalent to approximately HK$2,278.9 million)

Total registered capital: RMB1,000 million (equivalent to approximately HK$957.8 million)

Equity contributions: 51% of the total equity (or equivalent to RMB510 million (i.e. approximately HK$488.4 million)) is to be contributed by the Company by way of cash and the remaining 49% (or equivalent to RMB490 million (i.e. approximately HK$469.3 million)) is to be contributed by Shanxi Guanlu by injection of assets of an existing smelting facilities with a net asset value (after deduction of liabilities) of approximately RMB490 million (out of the total assets injected valued at approximately RMB1,869 million (equivalent to approximately HK$1,790.1 million)). Apart from the relevant equity contribution, the Group is not required to give any guarantee and/or other security pursuant to the Joint Venture Agreement.

Basis for determining the equity contribution: the respective contributions payable by the Joint Venture Parties have been determined based on commercial negotiations at arms length with a view to allowing the Company to obtain control over the Joint Venture Company. The equity contribution to be made by Shanxi Guanlu has been determined based on valuation conducted by independent valuers.

4.	Scope of Business Production and sale of primary aluminum and carbon anodes, generation and sale of electricity, development and provision of ancillary technical services.
5.	Annual Production Capacities Approximately 220,000 tonnes of primary aluminum.
6.

Composition of the board of directors of the Joint Venture Company

The board of directors of the Joint Venture Company shall comprise seven directors, among which four directors shall be appointed by the Company and the remaining three directors shall be appointed by Shanxi Guanlu. The chairman of the board of the directors of the Joint Venture Company shall be a director appointed by the Company. The general manager of the Joint Venture shall be nominated by the Company and appointed by the board of directors of the Joint Venture Company.

7.

Termination

The Joint Venture Parties may terminate the Joint Venture Agreement by written notice to the other party pursuant to usual termination clauses, such as lack of administrative approval or fundamental breach by either party, customarily found in similar agreements.

8.	Future Capital Commitment Save for the necessary equity contributions disclosed above, the Company currently does not have any future capital commitment pursuant to the Joint Venture Agreement.
9.

Accounting Treatment

As the Company is interested as to 51% of the equity of the Joint Venture Company, the Joint Venture Company will be included as a subsidiary of the Group in the consolidated accounts of the Group after the date of the Joint Venture Agreement.

The Directors intend to source the funds required for equity contributions from internal resources of the Company.

REASONS FOR THE ESTABLISHMENT OF THE JOINT VENTURE COMPANY AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

The Company is principally engaged in bauxite mining, alumina refining and primary aluminum smelting. Shanxi Guanlu is principally engaged in the production and processing of primary alumium.

The Company entered into the Joint Venture Agreement in order to further enhance its production capacity and strengthen the vertical integration in the Company's aluminum production business. The Directors expect that the establishment of the Joint Venture Company will help to reduce the market risks for the Group's aluminum products.

The Directors, including the independent non-executive Directors, believe that the Joint Venture Agreement are on normal commercial terms in the Group's ordinary and usual course of business, the terms of which are fair and reasonable, and that the Joint Venture Agreement is in the interests of the Company and its shareholders as a whole.

GENERAL

This announcement is published in accordance with Rule 13.09 of the Listing Rules.

As at the date of this announcement, the members of the board of directors comprise Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (Executive Directors); Mr. Joesph C. Muscari, Mr. Shi Chungui (Non-executive Directors); Mr. Pan Yaojian, Mr. Wang Dingzuo and Mr. Kang Yi (Independent Non-executive Directors)

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

"Company"	means Aluminum Corporation of China Limited*, a joint stock company incorporated in the PRC with limited liability;
"connected person(s)"	has the meaning ascribed thereto under the Listing Rules;
"Directors"	means the directors of the Company;
"Group"	means the Company, its subsidiaries and jointly controlled entity;
"Hong Kong"	means the Hong Kong Special Administrative Region of the PRC;
"HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"Listing Rules"	means the Rules Governing the Listing of Securities on the Stock Exchange;
"Joint Venture Agreement"	means the shareholders agreement between the Company and Shanxi Guanlu for the establishment of the Joint Venture Company;
"Joint Venture Company"

means , Shanxi Huasheng Aluminium Co., Ltd.**, a limited liability company to be incorporated in the PRC, 51% of its total equity to be contributed by the Company and the remaining 49% to be contributed by Shanxi Guanlu;

"Joint Venture Parties"	means the Company and Shanxi Guanlu, being parties to the Joint Venture Agreement;
"PRC"	means the People's Republic of China;
"RMB"	means Renminbi, the lawful currency of the PRC;
"Shanxi Guanlu"	means Shanxi Guanlu Co., Ltd.*, a joint stock company incorporated in the PRC with limited liability, whose A shares are listed on the Shenzhen Stock Exchange; and
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited.
By order of the board of Directors Aluminum Corporation of China Limited Liu Qiang Company Secretary

7 December 2005

* for identification only
** temporary company name
About the Company
Our contact information of this release is:

*	Business address: No.12B, Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
*	Telephone number: (86-10) 6397 1767
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary